13014609

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42777

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2012 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Heartland Investment Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2202 Heritage Green Drive
(No. and Street)

Hiawatha (City) Iowa (State) 52233 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ronald Feltes (319) 393-8913
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

221 3rd Ave SE, Suite 300 (Address) Cedar Rapids (City) Iowa (State) 52401 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 31 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/10

AB 6/10

OATH OR AFFIRMATION

I, Ronald Feltes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Heartland Investment Associates, Inc., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL IOWA
REBECCA A BAEDKE
COMMISSION NUMBER 726134
MY COMMISSION EXPIRES
12-23-13

Signature

President / CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Heartland Investment Associates, Inc.

Financial Report
March 31, 2013

Contents

McGladrey

Independent Auditor's Report on the Financial Statements and Supplementary Schedules

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Heartland Investment Associates, Inc. (the Company), a wholly owned subsidiary of Heartland Financial Group, Inc., as of March 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Heartland Investment Associates, Inc. as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

Cedar Rapids, Iowa
May 28, 2013

Heartland Investment Associates, Inc.

Statement of Financial Condition
March 31, 2013

Assets		
Cash and Cash Equivalents		$ 465,324
Receivables:		
Due from clearing broker	$ 86,684	
Commissions and fees	55,860	142,544
Prepaid Expenses		23,861
Equipment and Leasehold Improvements:		
Office furniture and equipment	139,265	
Leasehold improvements	54,920	
	194,185	
Less accumulated depreciation	163,168	31,017
		$ 662,746
Liabilities and Stockholder's Equity		
Liabilities:		
Payables:		
Commissions	$ 207,707	
Accrued expenses and other liabilities	57,697	
Income taxes	39,300	$ 304,704
Deferred Income Taxes		11,000
Commitments (Notes 2, 4, 7 and 8)		
Stockholder's Equity:		
Capital stock, common, $10 par value; authorized 500,000 shares; issued 49,250 shares	492,500	
Additional paid-in capital	6,000	
Accumulated deficit	(151,458)	347,042
		$ 662,746

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Operations
Year Ended March 31, 2013

Revenue:	
Commissions	$ 2,698,437
Other income	141,775
	2,840,212
Expenses:	
Commission expense	1,843,832
Employee compensation and benefits	323,675
Payroll taxes	74,381
Correspondent charges	130,879
Rent	97,948
Stock reporting services	38,370
Telephone	23,161
Depreciation	11,291
Advertising	15,640
Professional fees	35,118
Office supplies and postage	39,317
Insurance	6,103
Travel and entertainment	4,881
Utilities	11,461
Other general and administrative	85,153
	2,741,210
Income before income taxes	99,002
Federal and state income tax expense	32,700
Net income	$ 66,302

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Changes In Stockholder's Equity
Year Ended March 31, 2013

	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, March 31, 2012	49,250	$ 492,500	$ 6,000	$ (133,060)	$ 365,440
Net income	-	-	-	66,302	66,302
Distributions	-	-	-	(84,700)	(84,700)
Balance, March 31, 2013	49,250	$ 492,500	$ 6,000	$ (151,458)	$ 347,042

See Notes to Financial Statements.

Heartland Investment Associates, Inc.

Statement of Cash Flows
Year Ended March 31, 2013

Cash Flows from Operating Activities:	
Net Income	$ 66,302
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	11,291
Deferred income taxes	(3,000)
Changes in assets and liabilities:	
Decrease in due from clearing broker	46,768
(Increase) in commissions and fees receivable	(20,132)
Increase in income taxes payable	35,700
(Increase) in prepaid expenses	(1,289)
Increase in commissions payable, accounts payable and accrued expenses	26,199
Net cash provided by operating activities	161,839
Cash Flows Used in Financing Activities,	
Distributions	(84,700)
Increase in cash and cash equivalents	77,139
Cash and Cash Equivalents:	
Beginning	388,185
Ending	$ 465,324

See Notes to Financial Statements.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Heartland Investment Associates, Inc. (the "Company") is a securities broker/dealer with offices located in Marion, Hiawatha and Iowa City, Iowa. The Company is a wholly owned subsidiary of Heartland Financial Group, Inc.

The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

A summary of the Company's significant accounting policies follows:

Cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with an original maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on a trade-date basis as securities transactions occur.

Equipment and leasehold improvements: Equipment and leasehold improvements are carried at cost. Depreciation is computed primarily by the straight-line method over estimated useful lives from 5 to 15 years.

Income taxes: Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of the statement.

The Company files its federal income tax returns on a consolidated basis with Heartland Financial Group, Inc., its parent company. The members of the consolidated group have elected to allocate income taxes among the members of the group by the "direct reimbursement" method, under which the parent company makes payments to any member of the group for the income tax reductions resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. At March 31, 2013, $39,300 is included in the statement of financial condition as income taxes payable to the parent company.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of March 31, 2013, the Company had no material uncertain tax positions.

The Company files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local tax examinations by tax authorities for years ending March 31, 2009 and before.

Recently issued accounting pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreement. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. An entity should provide the disclosures required by those amendments retrospectively for all comparative periods presented. Since this pronouncement is disclosure related, the adoption of this guidance is not expected to have a material impact on our financial position or results of operations.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued, noting none except as described in Note 4.

Note 2. Letter of Credit

The Company has an unsecured $50,000 letter of credit with Heritage Bank for the benefit of its clearing broker/dealer. The letter of credit expired on March 6, 2013 and the Company entered into a new letter of credit agreement subsequent to year-end that expires on April 10, 2018. The letter of credit can be used if the Company has defaulted in the performance of the terms and conditions of its agreement with its clearing broker/dealer.

Note 3. Profit-Sharing Plan

The Company has a 401(k) profit-sharing plan for its employees. The plan provides for a safe harbor nonelective contribution equaling 3% of a participant's compensation. The Company's contribution included in operating expenses for the year ended March 31, 2013 is $36,463.

Note 4. Commitments and Contingencies

The Company leases office facilities under noncancelable operating leases. These leases require monthly payments ranging from $1,203 to $3,500, plus the payment of normal maintenance and insurance. These expire May 2013 through October 2016.

In September 2004, the Company entered into a lease agreement with its parent company, Heartland Financial Group, Inc. for office facilities in Iowa City, Iowa. In February 2013, Heartland Financial Group, Inc. entered into an agreement to sell the office facility in Iowa City, Iowa with closing anticipated for May 2013, as the Company will no longer be utilizing this facility.

Note 4. Commitments and Contingencies (Continued)

The total minimum rental commitments at March 31, 2013, under the operating leases mentioned above, are as follows:

Year ending March 31:		
2014	$	61,634
2015		42,604
2016		23,449
	$	127,687

The total rental expense included in the statement of operations for the year ended March 31, 2013 is $97,948, of which $42,000 was paid to Heartland Financial Group, Inc. pursuant to provisions of the lease agreement.

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At March 31, 2013, the Company had net capital of $283,669, which was $233,669 in excess of its required net capital of $50,000. The Company's net capital ratio (aggregate indebtedness to net capital) is 1.07 to 1.

Note 6. Income Tax Matters

The provision for income taxes for the year ended March 31, 2013 consists of the following:

Current	$	35,700
Deferred		(3,000)
	$	32,700

The effective income tax rate is different than the statutory federal tax rate as follows:

Income tax provision as federal rate of 34%	$	33,661
Income tax provision at lower rates		(11,750)
State income taxes		5,148
Other		5,641
	$	32,700

Note 6. Income Tax Matters (Continued)

Net deferred tax liabilities consist of the following components as of March 31, 2013:

Deferred tax assets:	
Accrued expenses	$ 500
Deferred tax liabilities:	
Equipment and leasehold improvements	2,000
Prepaid expenses	9,500
	11,500
	$ 11,000

Note 7. Financial Instruments

Off-balance-sheet risk and concentration of credit risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company.

Fair value considerations

Substantially all of the Company's financial instruments are carried at fair value or amounts that approximate fair value. The Company's remaining financial instruments are generally short-term in nature and liquidate at their carrying values.

Under the Fair Value Measurements Topic of the FASB Codification, fair value is the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. This topic establishes a fair value hierarchy, which prioritizes the inputs used in measuring fair value into three broad levels as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reported date. The types of assets and liabilities included in level 1 are highly liquid and actively traded instruments with quoted prices.

Level 2: Pricing inputs are other than quoted prices in active markets, but are either directly or indirectly observable as of the reported date. The types of assets and liabilities included in level 2 are typically either comparable to actively traded securities or contracts or priced with models using highly observable inputs.

Note 7. Financial Instruments (Continued)

Level 3: Significant inputs to pricing have little or no observability as of the reporting date. The types of assets and liabilities included in level 3 are those with inputs requiring significant management judgment or estimation, such as the complex and subjective models and forecasts used to determine the fair value of financial transmission rights.

The following table presents the fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2013. As required by the Fair Value Measurements Topic of the FASB Codification, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

	Total Carrying Value at March 31, 2013	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Money Market, included within cash and cash equivalents	$ 359,693	$ 359,693	$ -	$ -

Note 8. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9. Sale of Customer Relationship

On January 30, 2013, the Company entered into agreements to sell certain customer relationship assets to two registered representatives located in the Iowa City location for $127,500. The registered representatives transferred their securities registrations to another registered broker/dealer as a part of the transaction. The Company recognized a gain on the sale of $127,500 during the year ended March 31, 2013.

Heartland Investment Associates, Inc.

Schedule I. Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
March 31, 2013

Computation of net capital:		
Total stockholder's equity from the statement of financial condition	$	347,042
Total nonallowable assets and other charges:		
Equipment and improvements		31,017
Prepaid expenses		23,861
Petty cash		250
Commissions and fees receivable		1,333
Net capital before haircuts on securities positions		290,581
Haircuts on securities positions - money market account		6,912
Net capital	$	283,669
Computation of aggregate indebtedness:		
Item from statement of financial condition:		
Payables	$	304,704
Total aggregate indebtedness	$	304,704
Computation of basic net capital requirement:		
Minimum net capital required, the greater of 6 2/3% of total aggregate indebtedness or $50,000	$	50,000
Excess net capital, net capital less net capital requirement	$	233,669
Percentage of aggregate indebtedness to net capital		1.07 to 1

Statement pursuant to paragraph (d) of Rule 17a-5

There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts reported in the Company's unaudited Part II of Form X-17a-5 as of March 31, 2013.

Heartland Investment Associates, Inc.

Schedule II. Computation for Determination of Reserve Requirements
Under Rule 15c3-3
March 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Heartland Investment Associates, Inc.

Schedule III. Information Relating to Possession or Control Requirements
Under Rule 15c3-3
March 31, 2013

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors
Heartland Investment Associates, Inc.
Hiawatha, Iowa

In planning and performing our audit of the financial statements of Heartland Investment Associates, Inc. (the "Company"), as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

Cedar Rapids, Iowa
May 28, 2013